Peoples Bancorp of North Carolina, Inc.

December 15, 2010

Mr.  Michael Seaman, Special Counsel
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street NE
Washington, DC  20549

Re:	Peoples Bancorp of North Carolina, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
File No. 000-27205

Dear Mr.  Seaman:

This letter is in response to your letter dated December 2, 2010 concerning the Peoples Bancorp of North Carolina, Inc.  (the “Company”) Form 10-K for the Fiscal Year Ended December 31, 2009 filed with the SEC on March 25, 2010.  I have keyed our response to your comments in the order given.  We understand and appreciate that the purpose of the SEC review process is to assist us in our compliance with applicable disclosure requirements and enhance the overall disclosure in our filings.  We also understand that after reviewing our additional information, you may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

General

1.	Beginning with Part II, the items in your Form 10-K are numbered incorrectly. Please ensure that the items in future filings correspond to the items in Form 10-K.

In future filings we will be sure that the items in the Company’s Form 10-K filing correspond to the items in Form 10-K.

Item 1, Business

General, page 4

2.	In future filings, please add a brief description of the business of Banco de le Gente and its relationship to you and the Bank.

Draft of disclosure for future filings:

Banco de la Gente (“Banco”) represents four branches that are operated as a division of Peoples Bank of North Carolina (the “Bank”), the wholly-owned banking subsidiary

Mr. Michael Seaman, Special Counsel
December 15, 2010

of the Company.  Banco offers normal and customary banking services as are offered in the Bank’s other branches such as the taking of deposits and the making of loan and therefore is not considered a reportable segment of the Company.

3.
In future filings, please specify both the number of total and full-time employees of the Bank.  If all of the employees are full-time, please note this in your disclosure.  Refer to Item 101(h)(4)(xii) of Regulation S-K.

The Bank has ______ full time and _____ part-times employees and the Company will include this disclosure in future filings.

Supervision and Regulation page 6

4.
You may not qualify this discussion by reference to the particular statute or regulatory provision cited.  Revise future filings to eliminate the qualification and indicate that all material information is discussed.

The Company will revise its supervision and regulation discussion in Part I, Item I of the Form 10-K in future filings to eliminate the qualification of the discussion by reference to particular statutes and indicate that all material information is discussed.

Item 1A.  Risk Factors, page 11

5.
In future filings, please avoid making statements such as “there can be no assurance” or “we cannot assure” that a given event might or might not happen.  The point of a particular risk factor is to discuss a material risk and explain to the reader the likelihood of the risk impacting an investment in your securities, not your ability to provide assurance.

The following is an example of the change that we will make in our discussion of Risk Factors to remove statements such as “we cannot assure” or there can be no assurance”.

Our information systems may experience an interruption or breach in security.  We rely heavily on communications and information systems to conduct our business.  Any failure, interruption, or breach in security or operational integrity of these systems could result in failures or disruptions in our customer relationship management, general ledger, deposit, loan, and other systems.  We have policies and procedures designed with the intention to prevent or limit the effect of the failure, interruption, or security breach of our information systems.  The occurrence of any failures, interruptions, or security breaches of our information systems could damage our reputation, result in a loss of customer business, subject us to additional regulatory scrutiny, or expose us to civil litigation and possible financial liability, any of which

Mr. Michael Seaman, Special Counsel
December 15, 2010

could have a material adverse effect on our financial condition and results of operations.

In future filings that include Item 1A Risk Factors, the Company will not use the statements such as “there can be no assurance” or “we cannot assure” that a certain event might or might not happen and will explain the likelihood of an event occurring.

Item 9A.  Controls and Procedures

6.
Tell us whether there were any changes, as opposed to significant changes, in your internal control over financial reporting that materially affected, or were reasonably likely to materially affect, your internal control over financial reporting.  Confirm that you will use the language required by Item 308(c) of Regulation S-K in future filings.

There were no changes in our internal controls over financial reporting that materially affected, or were reasonably likely to materially affect, our internal control over financial reporting.  In future filings we will use the language required by Item 308(c) of the Regulation S-K.

Item 12.  Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters, page 22

7.	Please amend your Form 10-K to include the security ownership information required by Item 403 of Regulation S-K.

The security ownership information required by Item 403 of Regulation S-K is disclosed in the Company’s proxy statement on Schedule 14A under the heading “SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT” filed with the SEC on March 29, 2010 and mailed to shareholders on or about the same date, as well as being posted on the Company’s website.  The Company inadvertently omitted a cross reference and incorporation by reference to the proxy statement of the beneficial ownership information required by Part II, Item 12.  Despite the omission of the information required by Item 403 of Regulation S-K or a cross reference and incorporation by reference to the Company’s proxy statement in Item 12 of Part II in the Company’s Form 10-K, the required disclosure was made public; however, as you have requested, the Company will amend Item 12 of its Form 10-K for Fiscal Year Ended December 31, 2009 to include a cross reference to the appropriate section of the Company’s proxy statement.

Exhibit 13

Management’s Discussion of Financial Condition and Results of Operations

Mr. Michael Seaman, Special Counsel
December 15, 2010

Results of Operations, page A-12

8.
We note the inclusion of certain non-GAAP measures, including “net earnings from recurring operations” and “recurring non-interest income” as well the related earnings per share measures, within your discussion of operating results, Please revise your future filings to provide the following disclosures required by Item 10(e) of Regulation S-K with respect to these non-GAAP measures:

•	Presentation, with equal or greater prominence, of the most directly comparable GAAP measure;

•	A reconciliation of the differences between the non- GAAP measure and the most directly comparable GAAP measure;

•
A statement disclosing the reasons why management believes the presentation of the non-GAAP measure provides useful information to investors regarding the registrant’s financial condition and results of operations; and

•	To the extent material, a statement disclosing the additional purposes, if any, for which management uses the non- GAAP measure.

In future filings, the Company will not include “net earnings from recurring operations” and “non-recurring earnings” nor the related earnings per share amounts as part of our discussion of operating results.  The Company does not intend to refer to any non-GAAP performance measure in future filings.

9.
As a related matter, it appears that you exclude certain items from these measures that may be recurring in nature.  For example, based on your disclosure it appears that you consider gains on sales of securities, securities write-downs and gains on disposition of assets as non-recurring items.  Please tell us how you considered the guidance in Item 10(e)(1)(ii)(B) of Regulation S-K in determining that these items (and any other items classified as such) should be labeled as non-recurring.

The Company has not normally considered gains on sales of securities, security write-downs or the disposition of assets part of its core operations and as such, did not normally expect to be incurring such gains and losses on a recurring basis.  However, as mentioned in Item 10(e)(1)(ii)(B) of Regulation S-K, this should also be applied to prior periods.  As mentioned above in the response to Comment # 8, we will not make reference to “net earnings from recurring operations” and “non-recurring earnings” in future filings.

Mr. Michael Seaman, Special Counsel
December 15, 2010

Notes to Consolidated Financial Statements

Note 2 – Investment Securities, page A-48

10.
We note your disclosure on page A-49 that you recognized other-than-temporary impairment on investment securities in both 2008 and 2009.  We also note similar write-downs recorded during the first nine months of 2010.  Please tell us and revise your future filings to clarify whether these impairments were taken on debt or equity securities.  If you recognized OTTI on debt securities during the periods presented, revise your future filings to provide the disclosures required by ASC 320-10-50 with particular emphasis on the disclosures required by paragraphs 8A – 8B.  Please also revise your presentation of OTTI losses on the face of your income statement consistent with the guidance in ASC 320-10-45-8A.

The losses disclosed under Note 2 – Investment Securities were on equity securities. The Company will revise the Consolidated Statement of Earnings in future filings to show Total other-than-temporary impairment losses as a separate line item and reflect any such losses included in the periods presented and will disclose whether such impairments were related to debt or equity securities.

Definitive Proxy Statement on Schedule 14A

Director and Executive Compensation and Benefits

Director Compensation, page 17

11.
We note your disclosure that each director was awarded 9,737 book value shares.  We also note that the information in the Stock Awards column in the table on page 18 represents the amount of cash received upon the pay-out of the book value shares.  Please tell us why the directors have received varying amounts of awards if they each received the same amount of book value shares.  Please explain to us exactly how the amounts in this column were calculated.  In your response, please reference the stock awards described in notes 3, 4, 5 and 6 to the table.

Schedule 1 attached to this letter gives the methodology for how payout values for book value shares awarded to individual directors were calculated.  As shown on the Schedule, the directors were awarded book value shares at different times and the exercise price (and, thus, the increase in book value and the payout value ) was different depending on when the book value shares were awarded.

As requested by your letter, on behalf of the Company, I acknowledge that:

Mr. Michael Seaman, Special Counsel
December 15, 2010

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

If you need any additional information, please let me know or contact the Company’s attorney, Jean C.  Brooks at 828-295-0577 (phone) or 336-232-9171 (fax).

In accordance with footnote 68 of Release No.  33-7427 (July 1, 1997), I am also transmitting one copy of this letter by email.

Sincerely,

/s/ Tony W. Wolfe
Tony W.  Wolfe
President and Chief Executive Officer

/fhs
Enclosure

Schedule 1
Breakout of Stock Awards
From 12/31/09 Director Compensation Table

	Payout for	Payout for	Payout for
	Book Value	Book Value	Book Value	Stock Awards
	Shares Issued	Shares Issued	Shares Issued	for Five Years
Name	9/28/99	5/3/01	5/6/04	of Service	Total Stock
	(1)	(2)	(3)	(4)	Awards
James S. Abernethy	$92,477	$-	$-	$-	$92,477
Robert C. Abernethy	$92,477	$-	$-	$-	$92,477
Douglas S. Howard	$-	$-	$60,193	$325	$60,518
John W. Lineberger, Jr.	$-	$-	$60,193	$325	$60,518
Gary E. Matthews	$-	$75,234	$-	$-	$75,234
Billy L. Price, Jr., M.D.	$-	$-	$60,193	$325	$60,518
Larry E. Robinson	$92,477	$-	$-	$-	$92,477
William Gregory Terry	$-	$-	$60,193	$325	$60,518
Dan Ray Timmerman, Sr.	$92,477	$-	$-	$-	$92,477
Benjamin I. Zachary	$92,477	$-	$-	$-	$92,477

(1) Payout for BVS issued 9/28/99:
Shares issued*	9,738	(restated for 10% stock dividends in 2000, 2005, 2006 and a 3-for-2 stock split in 2007)
Exercise price	$6.31	(restated for 10% stock dividends in 2000, 2005, 2006 and a 3-for-2 stock split in 2007)

8/31/09 BV per Common Share (excl. FAS 115)	$12.95
Adj for payment of cash dividends	$2.86
Adjusted 8/31/09 BVS - shares issued 9/28/99	$15.81

Increase in Book Value (shares issued 9/28/99)	$9.50
Payout amount	$92,477
* One share difference from BVS issued 5/3/01 and 5/6/04 due to rounding

(2) Payout for BVS issued 5/3/01
Shares issued	9,737	(restated for 10% stock dividends in 2005, 2006 and a 3-for-2 stock split in 2007)
Exercise price	$7.69	(restated for 10% stock dividends in 2005, 2006 and a 3-for-2 stock split in 2007)

9/30/09 BV per Common Share (excl. FAS 115)	$12.87
Adj for payment of cash dividends	$2.54
Adjusted 9/30/09 BVS - shares issued 5/3/01	$15.41

Increase in Book Value (shares issued 5/3/01)	$7.73
Payout amount	$75,234

(3) Payout for BVS issued 5/6/04
Shares issued	9,737	(restated for 10% stock dividends in 2005, 2006 and a 3-for-2 stock split in 2007)
Exercise price	$8.64	(restated for 10% stock dividends in 2005, 2006 and a 3-for-2 stock split in 2007)

9/30/09 BV per Common Share (excl. FAS 115)	$12.87
Adj for payment of cash dividends	$1.95
Adjusted 9/30/09 BVS - shares issued 5/6/04	$14.82

Increase in Book Value (shares issued 5/6/04)	$6.18
Payout amount	$60,193

(4) 2009 Stock Awards (5 years service):
	Total Value	Stock	Cash	# shares
D Howard	$325	$250	$75	47
J Lineberger	$325	$250	$75	47
B Price	$325	$250	$75	47
G Terry	$325	$250	$75	47